Exhibit 8.1
List of Significant Operational Subsidiaries

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%